August 7, 2025

Linda Jonsdottir
Chief Financial Officer
Alvotech
9, Rue de Bitbourg
L- 1273 Luxembourg
Grand Duchy of Luxembourg

        Re: Alvotech
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-41421
Dear Linda Jonsdottir:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences